Sidley Austin Brown & Wood LLP

beijing	Bank One Plaza	los angeles
brussels	10 S. Dearborn Street	new york
chicago	Chicago, Illinois 60603	san francisco
dallas	Telephone 312 853 7000	shanghai
geneva	Facsimile 312 853 7036	singapore
hong kong	www.sidley.com	tokyo
london	Founded 1866	washington, d.c.
August 29, 2005
VIA EDGAR SUBMISSION
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Mr. David Mittelman
Mr. Kurt Murao

	Re:	American Commercial Lines Inc.
Form S-1 filed July 19, 2005
SEC File No. 333-126696

Ladies and Gentlemen:
     On behalf of American Commercial Lines Inc. (the “Company”), we are writing in response to the comments contained in the staff’s comment letter dated August 15, 2005 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission (the “Commission”) on July 19, 2005 (the “Registration Statement”). On the date hereof, the Company has filed Amendment No. 1 to its Registration Statement (“Amendment No. 1”). For the convenience of the staff’s review, we have set forth the comments contained in the Comment Letter along with the responses of the Company.
     Pursuant to the request of the staff, we confirm that we have been informed by counsel for the underwriters that the pre-screen letter submitted to the Commission as part of the transmittal letter accompanying the initial filing of the Registration Statement has been approved by the Office of the General Counsel, and that there have been no material changes to the Reserved Share Program materials since they were approved.
General
1.	We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range and related information based on a bona fide estimate of the public offering price within that range. Please allow us sufficient time to review your complete disclosure prior to
SIDLEY AUSTIN BROWN & WOOD LLP IS A LIMITED LIABILITY PARTNERSHIP
PRACTICING IN AFFILIATION WITH OTHER SIDLEY AUSTIN BROWN & WOOD PARTNERSHIPS

Sidley Austin Brown & Wood LLP	Chicago

Securities and Exchange Commission August 29, 2005 Page 2
any distribution of preliminary prospectuses.

RESPONSE: As the staff noted in its letter, certain required information relating to pricing, the use of proceeds and the number of shares to be issued is not yet included in the Registration Statement. This information is not available at this time. The Company has informed us that it intends to file another amendment to the Registration Statement as soon as possible to include such information. Despite the fact that some disclosure is not yet complete, the Company is filing Amendment No. 1 in order to address as many of the staff’s concerns as possible at this time.

2.	Please provide support for the qualitative and comparative statements contained in your prospectus. We note the following examples:
•	“We are a leading provider of barge transportation and the largest provider of covered dry cargo...,” page 2;

•	“We have a strong and diverse customer base that includes several of the leading industrial and agricultural companies...,” page 2; and

•	“We are one of the largest and most diversified marine transportation and service companies in the United States...,” page 68.
These are only examples. To the extent the statement represents management’s belief, please tell us the basis for that belief. Please mark your furnished support or provide page references in your response to the sections you rely upon for each specific statement. To the extent you are unable to provide support, please delete the qualitative and comparative statement. Please revise throughout your prospectus as necessary.

RESPONSE: Listed below are the qualitative and comparative statements included in Amendment No. 1, together with references to the pages in Amendment No. 1 relied upon for support:
•	"[Barge transportation] is one of the most cost-efficient, safest and cleanest methods of moving bulk commodities in the United States.” (pp. 5, 62)

•	“According to the U.S. Bureau of Transportation Statistics, barge transportation is the safest mode of U.S. freight transportation, based on the percentage of fatalities and the number of hazardous materials incidents, fatalities and injuries from 1999 to 2002.” (p. 62)

The above two statements are supported by the chart on page 62 of Amendment No. 1 and the sources cited therein.

•	“We are one of the largest and most diversified marine transportation and service companies in the United States....” (pp. 1, 35, 71) / “Our transportation operations

Sidley Austin Brown & Wood LLP	Chicago

Securities and Exchange Commission August 29, 2005 Page 3
make up one of the largest and most diversified barge transportation companies in North America.” (p. 80)

•	“We are the second largest provider of dry cargo barge transportation and liquid cargo barge transportation on the Inland Waterways.” (pp. 1, 2, 35, 71, 72)

•	“We are a leading provider of barge transportation and the largest provider of covered dry cargo barge transportation on the Inland Waterways...” (pp. 2, 71)

The above three statements are supported by the chart on page 87 of Amendment No. 1, citing statistics of Informa Economics, Inc., a private grain forecast service (“Informa”). As illustrated in this chart, the Company has the second largest fleet in the industry with respect to both dry cargo barges and liquid cargo barges. Only one other carrier is in the top five of both categories. In addition, according to Informa, at December 31, 2004, the Company had the largest covered dry cargo barge fleet in the industry. The third paragraph under “Competition” on page 87 discusses the added versatility that such a large covered dry cargo barge fleet affords the Company. Moreover, as discussed throughout the “Business” section beginning on page 71, the Company also provides logistics services, operates terminals and port service facilities and, as referenced below, manufactures dry cargo and tank barges.

•	“We believe our large covered dry cargo fleet gives us a unique position in the marketplace that allows us to service the transportation needs of customers requiring covers to ship their products.” (pp. 2, 72, 87)

The Company has now qualified the above statement with “We believe....” This belief is supported by the Informa statistics discussed above.

•	“Our manufacturing subsidiary, Jeffboat LLC, is the second largest manufacturer of dry cargo and tank barges in the United States.” (pp. 1, 36, 71) / “Through Jeffboat, we are the second largest manufacturer of barges in the United States.” (p. 2, 72)

•	“As one of only two major manufacturers of barges at present, we believe Jeffboat is well-positioned to take advantage of the replacement cycle demand.” (pp. 4, 73-74)

The above statements are supported by published reports of Criton Corporation, an analyst for the inland barging industry, which indicate that Trinity Industries, Inc. (“Trinity”) is the largest manufacturer followed by Jeffboat. Further support is provided by information available on Trinity’s website and Trinity’s annual and quarterly reports filed with the Commission.

Sidley Austin Brown & Wood LLP	Chicago

Securities and Exchange Commission August 29, 2005 Page 4
•	“We have a strong and diverse customer base that includes several of the leading industrial and agricultural companies in the United States.” (pp. 2, 72) / “Our primary barging customers include many of the major industrial and agricultural companies in the United States.” (p. 75)

The companies referenced are listed in the second paragraph under “Customers” on page 75 of Amendment No. 1.
Table of Contents
3.	We note your representation that some of the information in the registration statement is based on independent industry publications, government publications, etc. and that you do not guarantee and have not independently verified the accuracy of the information. Please note that you are responsible for the entire content of the registration statement and cannot include language that can be interpreted as a disclaimer of the information contained in the filing. Please revise.

RESPONSE: As requested, the Company has removed the identified language under the Table of Contents.
Prospectus Summary, page 1
4.	Please note that the summary is merely intended to provide a brief overview of the key aspects of the offering. In its current form, your summary appears lengthy and repeats much of the information fully discussed in the business section. Please revise accordingly. See Instruction to Item 503(a) of Regulation S-K. To the extent you retain limited amounts of disclosure, please consider the applicability of comments issued in the business section.

RESPONSE: The Company has revised the Prospectus Summary accordingly.
Our Company, page 1
5.	We note your citations of EBITDA in the first paragraph of this section. The use of non-GAAP measurements is not appropriate in the base summary. Please delete or replace these citations with net income (loss) calculated under GAAP.

RESPONSE: As further discussed in the Company’s response to comment #8, the Company has informed us that it believes presentation of EBITDA in the Prospectus Summary is necessary for a clear understanding of its financial results, and notes that the presentation of EBITDA is accompanied in the same sentence by net income (loss) calculated under GAAP and a cross-reference to the reconciliation of net income to EBITDA.

Sidley Austin Brown & Wood LLP	Chicago

Securities and Exchange Commission August 29, 2005 Page 5
6.	We note that you disclosed certain large customers beginning at the bottom of page 2. Please delete the names of your customers, unless the customer provides 10% or more of your revenues.

RESPONSE: The Company has complied with the staff’s request by deleting the names of the customers at the bottom of page 2 of Amendment No. 1.
Summary Unaudited Condensed Consolidated Pro Forma Information, page 8
7.	Please revise your explanations to include a level of detail sufficient to facilitate the recalculation of each adjustment presented.

RESPONSE: The Company has revised the footnotes to the table under “Summary Unaudited Pro Forma Condensed Consolidated Financial Information” on pages 9 and 10 of Amendment No. 1 to provide more detail with respect to the presented adjustments.
Summary Historical Consolidated Financial Information, page 11
8.	In light of your emergence from bankruptcy, which resulted in material amounts of extraordinary gain from the discharge of debt and nonrecurring expense from reorganization items and fresh start adjustments, we believe you should remove all references to EBITDA from your filing because the inclusion of the aforementioned material amounts prevents your presentation of EBITDA from providing useful information to investors. See Item 10(e) of Regulation S-K for guidance.

RESPONSE: The Company has informed us that it believes GAAP-based financial information for leveraged businesses, such as the Company, should be supplemented by EBITDA so that investors better understand the Company’s financial information in connection with their analysis of the business.

The following demonstrates and forms the basis for such belief of the Company:
•	The Company’s board of directors and management use EBITDA to evaluate the operating performance of the Company and its subsidiaries, rather than relying solely on net income as determined under GAAP;

•	The senior credit facility contains covenants, including a minimum amount of EBITDA and total senior debt to trailing twelve months EBITDA (each as further adjusted by the bank definition), that require the maintenance of certain leverage ratios and restrict upstream cash payments if certain ratios are not met, subject to certain exclusions, and EBITDA is utilized by the Company’s management team in complying with such covenants;

Sidley Austin Brown & Wood LLP	Chicago

Securities and Exchange Commission August 29, 2005 Page 6
•	EBITDA is used by the Company’s management to facilitate internal comparisons to competitors’ results and in the transportation and logistics industry in general; and

•	EBITDA is widely used by securities analysts and investors to measure operating performance.
The Company acknowledges that there are limitations when using a non-GAAP measure such as EBITDA that investors should be made aware of and it believes that it has made investors aware of such limitations in footnote (g) under “Summary Historical Consolidated Financial Information” on pages 13-14 and footnote (i) under “Selected Consolidated Financial Data” on page 34 of Amendment No. 1. The Company further acknowledges that EBITDA includes material amounts related to its emergence from bankruptcy. To show the effect of these bankruptcy-related adjustments, the Company has noted the amount by which EBITDA would be reduced if such adjustments were excluded. Please see “Prospectus Summary — Our Company” on page 1; “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview — Our Business” on page 36; and “Business — Overview” on page 71 of Amendment No. 1. These bankruptcy-related adjustments to EBITDA are also disclosed in footnote (g) under “Summary Historical Consolidated Financial Information” on page 14 and footnote (i) under “Selected Consolidated Financial Data” on page 34 of Amendment No. 1.

9.	Please revise your presentation to present Other Financial Data in the position of least prominence in accordance with Section 2 of FR 65. Specifically, Balance Sheet Data should be placed above Other Financial Data. Similar revisions should be made throughout your filing, including your presentation of Selected Consolidated Financial Data on page 32.

RESPONSE: The Company has revised the presentation of Other Operating Data as requested under “Prospectus Summary — Summary Historical Consolidated Financial Information” on page 13 and “Selected Consolidated Financial Data” on page 33.
General
10.	Please revise your risk factor subheadings to concisely state the specific material risk to your company or investors and the consequences should that risk factor occur. Please avoid simply referring to a fact about your company or a event in your subheadings. Furthermore, stating that the risk may “adversely affect” your business does not adequately address the potential consequences. For example, the following risk factor subheadings should be revised accordingly:
•	Our industry has previously suffered..., page 14;

•	The inland barging business is subject..., page 15; and

•	Restrictions under, or the repeal or substantial..., page 16.

Sidley Austin Brown & Wood LLP	Chicago

Securities and Exchange Commission August 29, 2005 Page 7
These are only examples. Please revise accordingly throughout.

RESPONSE: The Company has revised the risk factor subheadings as requested to more specifically state the risk inherent in the factors discussed. For example, on page 15 of Amendment No. 1, the Company has replaced “Our industry has previously suffered from oversupply of barges” with “An oversupply of barging capacity may lead to reductions in freight rates and profitability.”

11.	In general, information that may be readily transferable to other offering documents or describes circumstances that may apply equally to other businesses that are similarly situated is generic immaterial information, which should not be included in your risk factor section. Please eliminate all generic or speculative disclosure from your risk factor section, or revise to state specific material risks to your particular company, or to the purchasers in this offering. For example, we note the following risk factors:
•	Changes to domestic or international government..., page 16;

•	We are exposed to risk of nonpayment..., page 19;

•	A major accident involving one of the other vessels..., page 19;

•	Our insurance could be inadequate..., page 20;

•	Work stoppages by our union employees..., page 20;

•	We are dependent on the retention of key personnel..., page 20;

•	We are subject to, and may be subject to..., page 22 and

•	Warranty claims asserted against us in the future..., page 22.
If you elect to retain these risk factors in your prospectus, you must clearly explain how they specifically or uniquely apply to your company, industry, offering, etc. Again, these are only a few examples. Please revise accordingly throughout.

RESPONSE: As requested, the Company has revised the risk factors to explain more clearly how the risks apply to the Company. For example, with respect to the insurance risk factor on pages 20-21 of Amendment No. 1, the Company has noted the elevated insurance risk to which the barging industry is subject due to the risk of marine disasters.

12.	Many of your risk factors indicate that if the risk materializes, your “business, financial condition and results of operations” would be adversely affected. Please revise to more precisely articulate the specific risk of consequence that would result from each risk factor.

RESPONSE: As requested, the risk factors have been revised accordingly.
Restrictions under, or the repeal or substantial amendment..., page 16

Sidley Austin Brown & Wood LLP	Chicago

Securities and Exchange Commission August 29, 2005 Page 8
13.	To provide proper context, please expand the risk factor to indicate your current ownership percentage held by U.S. citizens.

RESPONSE: The Company has complied with the staff’s request by adding a sentence stating its current ownership percentage held by U.S. citizens. Please refer to page 17 of Amendment No. 1.
Our financial condition and results of operations..., page 22
14.	Please expand your disclosure to clearly discuss the material risk resulting from the inability to compare your current financial condition and results of operations with your historical financial statements.

RESPONSE: The Company has expanded its disclosure under this risk factor to indicate that the risk lies in the difficulty in comparing its operations to prior periods and to assess the Company’s future prospects based on historical performance. Please refer to page 23 of Amendment No. 1.
Cautionary Statement Regarding Forward-Looking Statements, page 27
15.	The safe harbor provided by the Private Securities Litigation Reform Act of 1995 for forward-looking statements is not available for an initial registration statement. In addition, the safe harbor is not available for an initial public offering, pursuant to Section 27A(b)(2)(D) of the Securities Act and Section 21E(b)(2)(D) of the Exchange Act. Please delete references to the Private Securities Litigation Reform Act of 1995 here and on page 57.

RESPONSE: As requested, the Company has removed the identified language under “Cautionary Statement Regarding Forward-Looking Statements” on page 28 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Risk Factors and Forward-Looking Statements” on page 60 of Amendment No. 1.
Use of Proceeds, page 28
16.	We note that you will use the proceeds of the offering to discharge certain indebtedness. If the indebtedness to be discharged was incurred within one year, please describe the use of proceeds of the indebtedness other than short-term borrowings used for working capital. See Instruction 4 to Item 504 to Regulation S-K.

RESPONSE: The Company has complied with the staff’s request by including additional disclosure explaining that the proceeds were used to repay prior indebtedness under “Use of Proceeds” on page 29 of Amendment No. 1.
Current Trading of ACL Common Stock, page 30

Sidley Austin Brown & Wood LLP	Chicago

Securities and Exchange Commission August 29, 2005 Page 9
17.	Item 201(a)(1)(i) of Regulation S-K states that “[t]he existence of limited or sporadic quotations should not of itself be deemed to constitute an “established public trading market.” In this regard, we note your disclosure concluding that there is no established trading market for your common stock. It is therefore unclear why you cite the Pink Sheet quotations. Also, Item 201(a)(1)(iii) of Regulation S-K states “[w]here there is an absence of an established public trading market, reference to quotations shall be qualified by appropriate explanation.” If you choose to cite the Pink Sheet quotations, then please revise to more clearly provide an appropriate explanation for referencing the quotations disclosed.

RESPONSE: As noted on page 31 of Amendment No. 1, there has not been a public market for the Company’s common stock prior to the offering. The Company’s disclosure further states that the Pink Sheet quotations cited are not representative of trading prices in a public trading market nor of any price at which the shares of the Company’s common stock purchased in the offering may trade in the future. However, the Company believes that disclosing the Pink Sheet quotations is a useful data point included in the interest of making information about the Company’s common stock available to investors. The Company notes that its disclosure on page 31 of Amendment No. 1 states that the quotations are provided “for informational purposes only” and respectfully submits to the staff that this statement provides an appropriate explanation for referencing the quotations cited.
Management’s Discussion and Analysis of Financial Condition and Results..., page 34
18.	Please confirm that you do not have any off-balance sheet arrangements. See Item 303(a)(4) to Regulation S-K.

RESPONSE: The Company has informed us that it does not have any off-balance sheet arrangements.
Overview, page 34
19.	The table on page 36 that illustrates the effect of your reorganization initiatives shows a substantial improvement in EBITDA between Fiscal Year 2002 and Fiscal Year 2004. However, as noted in prior comment 8, your EBITDA for Fiscal Year 2004 was materially affected by items related to your emergence from bankruptcy. Accordingly, we believe the references to EBITDA and EBITDA margin should be removed from this table.

RESPONSE: As requested, the Company has removed the references to EBITDA and EBITDA margin from the table on page 37 of Amendment No. 1.

20.	The same table on page 36 shows a substantial increase in revenue per barge. However, it is unclear how much of this increase is attributable to contract adjustments related to

Sidley Austin Brown & Wood LLP	Chicago

Securities and Exchange Commission August 29, 2005 Page 10
fuel price increases. We believe the effect of these contract adjustments should be clearly explained. In this regard, please ensure that you quantify and discuss increases in your revenue that are attributable to improvements in your operations separately from increases in your revenue that result from factors outside of your control, such as increased fuel prices.

RESPONSE: The Company has complied with the staff’s request by adding disclosure to footnote 2 to the tables on pages 37 and 38 of Amendment No. 1 quantifying the estimated amount of increased revenue that is attributable to customer contract fuel adjustments.
Outlook, page 37
21.	We note from your disclosure on page 19 that your long-term contract with your largest customer, Cargill, expires at the end of December 2005. This type of known uncertainty and its potential effect of your operations should be discussed here. Please revise.

RESPONSE: The Company has added disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Outlook” on page 40 of Amendment No. 1 discussing the upcoming expiration of the Cargill contract.

22.	We note from your disclosure with respect to use of proceeds on page 28 that a prepayment premium will be payable under the terms of the 2015 Senior Notes. Please disclose the expected amount of this prepayment premium and state that such amount will be expensed, when paid. Also, discuss the reasons for management’s willingness to incur a penalty to retire these ten-year notes after only about six months from the time of their issuance.

RESPONSE: The Company has included the amount of prepayment premium payable under the 2015 Senior Notes under “Use of Proceeds” on page 29 of Amendment No. 1 and has stated that this premium will be expensed in 2005. As requested, the Company has also included a discussion regarding management’s willingness to incur such prepayment premium.
Results of Operations, page 39
23.	As noted in a prior comment 20, we believe you should more fully discuss the effects of contract adjustments, for example, fuel surcharges, on your reported revenues. Also, it is unclear from your current discussion of operating results what portion of the fuel price increases cited as reasons for increased operating expenses were recovered through these surcharges. Please revise, as appropriate.

RESPONSE: The Company has added the amount of increased revenues attributable to

Sidley Austin Brown & Wood LLP	Chicago

Securities and Exchange Commission August 29, 2005 Page 11
customer contract adjustments under “Operating Expense” for each of the periods discussed. Please see pages 43, 46 and 49 of Amendment No. 1.

24.	Please expand to provide comparative disclosure for net income (loss).

RESPONSE: As requested, the Company has added comparative disclosure for net income (loss) under “Results of Operations” for each of the periods discussed. Please see pages 44, 47 and 50 of Amendment No. 1.
Contractual Obligations and Commercial Commitments Summary, page 52
25.	We note that you have included only principal payments in your table of contractual obligations. We believe you should also include estimated interest payments in the table or, in the alternative, include additional disclosure regarding interest payments in a footnote to the table. For variable rate debt, you should include a discussion of the methodology used in the calculation. See Section III.D of FR-67 and IV.A of FR-72 for guidance.

RESPONSE: As requested, the Company has revised the table of contractual obligations on page 55 of Amendment No. 1 to include estimated interest payments.

26.	We note from your narrative disclosure accompanying your tabular presentation that there are several obligations related to the Plan of Reorganization to be paid prior to February 2006. Please revise your tabular presentation to include these amounts, or explain your basis for not doing so.

RESPONSE: The Company has revised its tabular presentation to include the obligations related to the Plan of Reorganization. Please see page 55 of Amendment No. 1.

27.	We note from your disclosure that you have a $1.4 million guarantee outstanding on indebtedness of an equity investee. Please explain the facts and circumstances surrounding this guarantee, and how you have considered the provisions of FIN 45 in accounting for its fair value. Include in your response when this guarantee was originated and how you measured its fair value.

RESPONSE: The Company has informed us that on March 25, 2002, its equity investee, Global Materials Services Venezuela, C.A. (“GMS Venezuela”), entered into a loan agreement with the International Finance Corporation for an initial borrowing of $3,206,000 to establish a barge unloading operation in Venezuela. On June 4, 2002, American Commercial Lines LLC, an indirect wholly owned subsidiary of the Company, entered into a loan guaranty for this borrowing. Because FIN 45 is applicable to guarantees issued or modified after December 31, 2002, the Company did not apply FIN 45 to this guarantee. GMS Venezuela has consistently made the required $356,000 semi-annual principal payments due April 15 and October 15 of each year. The loan has a remaining balance of $1,070,000 and is expected to be paid in full on October 15, 2006.

Sidley Austin Brown & Wood LLP	Chicago

Securities and Exchange Commission August 29, 2005 Page 12
Quantitative and Qualitative Disclosures About Market Risk, page 56
28.	Please furnish the full disclosure required by Item 305 of Regulation S-K. For example, please expand your disclosure under “Interest Rate and Other Risks” to disclose the potential loss in cash flows of the $176.1 million of floating rate debt resulting from one or more selected hypothetical changes in the interest rate. See Item 305(a) to Regulation S-K. To the extent material, please also disclose the qualitative information of market risk. See Item 305(b) to Regulation S-K.

RESPONSE: The Company has expanded its disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Quantitative and Qualitative Disclosures About Market Risk” beginning on page 59 of Amendment No. 1 as requested.
Industry, page 58
Dry Cargo Demand on the Inland Waterways, page 60
29.	We note your disclosure citing statistics relating to the primary dry cargo commodities. For example, under “Coal,” you disclosed that “[a]n estimated 163 million tons of domestic coal” was moved by barge in 2004 and that over the past few years, “[d]emand for coal has increased as a result of increasing global energy requirements...,” Please note that the source(s) of statistical data or similar types of disclosure should be disclosed in your prospectus. Please revise here and throughout your prospectus as necessary.

RESPONSE: The Company has revised its disclosure as appropriate to identify the sources of cited statistical data. For example, please refer to “Industry — Supply and Demand Dynamics in the Barging Industry” beginning on page 63 of Amendment No. 1. In addition, these sources are named and discussed in the third paragraph below the Table of Contents.
Business, page 68
Our Business Strategy, page 70
30.	Please expand your disclosure under “Reduce Costs and Improve Productivity” to more fully describe the “strategic alliances via interchange agreements” that you are currently pursuing.

RESPONSE: The Company has modified its disclosure under “Reduce Costs and Improve Productivity” on page 73 of Amendment No. 1 to remove the reference to such strategic alliances.
Customers, page 72

Sidley Austin Brown & Wood LLP	Chicago

Securities and Exchange Commission August 29, 2005 Page 13
31.	We note your disclosure under “Manufacturing” that you are a “[s]ignificant customer of Jeffboat.” Please expand your disclosure to state the percentage of Jeffboat’s revenues that your business represents.

RESPONSE: The Company has expanded its disclosure under “Business — Customers” on page 75 of Amendment No. 1 to state the percentage of Jeffboat’s revenues that its barging business represents.
Competition, page 82
32.	We note that your disclosure appears to focus on your competitive position regarding fleet size. Item 101(c)(1)(x) of Regulation S-K states, “The principal methods of competition (e.g., price, service, warranty or product performance) shall be identified, and positive and negative factors pertaining to the competitive position of the registrant, to the extent that they exist, shall be explained if known or reasonably available to the registrant.” Please revise to furnish the complete disclosure required by Item 101(c)(1)(x) of Regulation S-K, as appropriate.

RESPONSE: The Company has revised its disclosure as requested under “Business -Competition” on page 87 of Amendment No. 1.
Environmental Regulation, page 84
33.	Please disclose the material effects that compliance with Federal, State and local provisions which have been enacted or adopted regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, may have upon the capital expenditures, earnings and competitive position of you and your subsidiaries. Further, please disclose any material estimated capital expenditures for environmental control facilities for the remainder of your current fiscal year and succeeding fiscal year. See Item 101(c)(1)(xii) to Regulation S-K.

RESPONSE: The Company has informed us that it does not expect compliance with environmental regulations to have a material impact upon its capital expenditures, earnings and competitive position, nor does it expect to have any material capital expenditures for environmental control facilities through the end of 2006.
Consulting Agreement, page 105
34.	Please disclose the amount of compensation paid to Brent L. Fletcher pursuant to your agreement with Marotta Gund, Budd & Dzera, LLC.

RESPONSE: The Company has complied with the staff’s request by describing the compensation arrangement and disclosing the fees paid to Marotta Gund, Budd & Dzera,

Sidley Austin Brown & Wood LLP	Chicago

Securities and Exchange Commission August 29, 2005 Page 14
LLC to date in 2005 under “Management — Consulting Agreement” on page 110 of Amendment No. 1.
Principal and Selling Stockholders, page 108
35.	Please update the table to reflect the stock dividend declared by the board of directors on July 19, 2005. Please also revise your disclosure throughout the prospectus, accordingly.

RESPONSE: The Company has updated the beneficial ownership table under “Principal and Selling Stockholders” on page 113 of Amendment No. 1 and has revised its disclosure throughout the prospectus, as applicable, to give effect to the stock dividend declared by the Company’s board of directors on July 19, 2005.

36.	Please revise to clearly identify the selling stockholder and provide the disclosure required by Item 507 of Regulation S-K.

RESPONSE: The Company has revised its disclosure under “Principal and Selling Stockholders” on page 113 of Amendment No. 1 to more clearly indicate the identity of the selling stockholder. The Company has informed us that the remaining disclosure required by Item 507 of Regulation S-K (namely, the number of shares to be sold in the offering and the number of shares beneficially owned after the offering) is not available at this time and will be completed in another amendment to the Registration Statement.

37.	We note your disclosure in note 1 to the table that the number of shares disclosed does not include the additional shares to be distributed to HY I pursuant to the plan of reorganization. Please tell us the amount of additional shares to be distributed and the date of the upcoming distribution.

RESPONSE: The Company has informed us that, after giving effect to the stock dividend distributed on August 15, 2005, there are 1,909,883 shares remaining in the reserve for unsecured claims pursuant to the Plan of Reorganization. Distributions are made from this reserve as the Company’s pre-bankruptcy unsecured creditors settle their claims. The Company estimates that HY I Investments, L.L.C. (“HY I”) holds approximately 33.6% of the remaining unsecured claims; however, the ultimate number of shares to be distributed to HY I is contingent upon the liquidation of the balance of the unsecured claims. As a result, the amount of additional shares to be distributed and the dates of future distributions cannot be determined at this time.
Underwriting, page 125
38.	Please confirm whether or not you will engage in any electronic distribution. If so, please expand your disclosure to discuss how the underwriter will ensure that the electronic distribution complies with Section 5 of the Securities Act. In particular, please address:

Sidley Austin Brown & Wood LLP	Chicago

Securities and Exchange Commission August 29, 2005 Page 15
•	the communication used;

•	the availability of the preliminary prospectus;

•	the manner of conducting the distribution and sale, such as the use of indications of interest or conditional offers; and

•	the funding of an account and payment of the purchase price.
Please also provide us with copies of all information concerning you or the prospectus that has appeared on the underwriter’s website. We may have further comment.

RESPONSE: We have been informed by the underwriters as follows:

As a courtesy to certain of their customers to whom a preliminary prospectus will be sent, Merrill Lynch, Pierce, Fenner & Smith (“Merrill Lynch”) and UBS Securities LLC and UBS Financial Services Inc., a selected dealer affiliated with UBS Securities LLC (together with UBS Securities LLC, “UBS”), may distribute preliminary prospectuses electronically to such customers. Merrill Lynch and UBS will not accept indications of interest, offers to purchase or confirm sales electronically except for the indications of interest accepted by Merrill Lynch through its “iDeal” website (described in the first paragraph below) and by UBS through its “New Issues” system (formerly known as DealKey (SM) and described in the second paragraph below). To the extent distributed electronically, the preliminary prospectus will be in Adobe PDF format. No preliminary prospectus will be sent until a preliminary prospectus meeting the requirements of the Securities Act of 1933, as amended (the “Securities Act”) has been prepared and filed with the Commission.

Merrill Lynch intends to make the preliminary prospectus available to certain of its customers through the “iDeal” website which may be accessed through Merrill Lynch’s MLX web-based client services site. Merrill Lynch will accept indications of interest from those customers through the “iDeal” website, but will not accept offers to purchase or confirm sales through any of its websites in connection with the offering. The “iDeal” website is separate from Merrill Lynch’s publicly available website and is password-protected. Merrill Lynch customers may obtain password access to the “iDeal” website upon request. Currently, Merrill Lynch limits access to the “iDeal” website in the United States to institutional customers that are “qualified institutional buyers” under Rule 144A. The “iDeal” website contains a listing of equity and equity-linked offerings, with each offering hyperlinked to an offering summary page. The offering summary page will contain Rule 134 information pertaining to the offering, a hyperlink to the preliminary prospectus and other non-offering related information (such as administrative or logistical information). In some cases, the offering summary page will also contain a link to the offering road show. The preliminary prospectus will be in Adobe PDF format, and a link will be available on the page to download the required viewer. We have been informed

Sidley Austin Brown & Wood LLP	Chicago

Securities and Exchange Commission August 29, 2005 Page 16
by Merrill Lynch that Ms. Kristina Schillinger, Esq. of the Commission staff reviewed its electronic offering procedures and that it continues to employ the same procedures as those reviewed by Ms. Schillinger.

UBS intends to make the preliminary prospectus available to certain of its customers through “New Issues,” a section of the UBS Investment Bank Client Portal that is part of UBS’s web-based client services site. UBS will accept indications of interest from those customers through “New Issues” but will not accept offers to purchase or confirm sales through any of its websites in connection with the offering. The “New Issues” section is separate from UBS’s publicly available website as access to “New Issues” is password-protected. UBS customers may obtain password access to “New Issues” upon request. UBS currently limits access to “New Issues” in the United States to institutional customers that are “qualified institutional buyers” under Rule 144A. “New Issues” contains a listing of equity and equity-linked offerings, with each offering hyperlinked to an offering summary page. The offering summary page will contain Rule 134 information pertaining to the offering, a hyperlink to the preliminary prospectus and other non-offering related information (such as administrative or logistical information). In some cases, the offering summary page will also contain a link to the offering road show. The preliminary prospectus will be in Adobe PDF format, and a link will be available on the page to download the required viewer. We have been informed by UBS that Ms. Kristina Schillinger, Esq. of the Commission staff reviewed UBS’s electronic offering procedures without objection in the spring of 2001.

Merrill Lynch and UBS have informed the Company that, in addition to distributing preliminary prospectuses electronically through the “iDeal” and “New Issues” websites, respectively, each of them may send preliminary prospectuses via email as a courtesy to certain of their customers to whom each of them is concurrently sending a prospectus in hard copy.

Banc of America Securities LLC (“BAS”) has advised the Company that it will not accept indications of interest, offers to purchase or otherwise offer and/or sell securities electronically, nor will it confirm sales electronically. However, BAS may deliver the preliminary prospectus and any amendments thereto to certain of its clients by posting these documents on the “i-Deal” website. These customers will also be sent a hard copy of the preliminary prospectus and any amendment thereto. Electronic versions of the preliminary prospectus and any amendments thereto will be made available to those customers only as a convenience. BAS will not be relying on electronic delivery to meet its delivery obligations under the federal securities laws. No preliminary prospectus will be delivered electronically until a preliminary prospectus has been prepared and filed with the Commission in conformity with the Securities Act. BAS will only deliver hard copies of the final prospectus to its customers. We understand that Ms. Katherine Wyatt, Esq. of the Commission staff reviewed and approved BAS’s electronic offering procedures and that BAS continues to employ the same procedures as those reviewed by Ms. Wyatt.

Sidley Austin Brown & Wood LLP	Chicago

Securities and Exchange Commission August 29, 2005 Page 16
Deutsche Bank Securities Inc. has advised the Company that it does not engage in any electronic distributions of preliminary prospectuses.

The Company has informed us that it does not intend to use any forms of prospectus other than printed prospectuses and electronically distributed prospectuses that are printable in Adobe PDF format.

Please note that the Registration Statement contains disclosure that certain of the underwriters may distribute prospectuses electronically on page 134 of Amendment No. 1.
Financial Statements
General
39.	Please update your financial statements in your next amendment as required by Rule 3-12 of Regulation S-X. Also, please provide a currently dated consent from your independent registered public accounting firm.

RESPONSE: The Company has updated its financial statements as requested. In addition, the Company’s independent registered public accounting firm has provided an updated consent, which is filed as Exhibit 23.1 to Amendment No. 1.
Consolidated Statements of Financial Position, page F-3
40.	We note from your disclosure in Note 1 — Accounting Policies on page F-10 that Other Current Assets contains approximately $4.7 million in assets held for sale. Please revise your balance sheet to separately present assets held for sale in accordance with paragraph 46 of SFAS 144.

RESPONSE: The Company has informed us that it believes the accounting treatment and classification of assets held for sale in its balance sheet is appropriate and that no revisions are necessary. Paragraph 46 of SFAS 144 states that:

“A long-lived asset classified as held for sale shall be presented separately in the statement of financial position. The assets and liabilities of a disposal group classified as held for sale shall be presented separately in the asset and liability sections, respectively, of the statement of financial position. Those assets and liabilities shall not be offset and presented as a single amount. The major classes of assets and liabilities classified as held for sale shall be separately disclosed either on the face of the statement of financial position or in the notes to financial statements.”

Separate break-out of assets and liabilities is not applicable in this case as there are no separable liabilities associated with the vessels classified as held for sale. The assets held for sale represent only 2.5% of current assets, and are not considered material to break-

Sidley Austin Brown & Wood LLP	Chicago

Securities and Exchange Commission August 29, 2005 Page 18
out in a separate line item in the statement of financial position. The vessels have been classified as current as they are expected to be sold in 2005. The full value of the vessels is disclosed under “Other Current Assets” in Note 1 to the consolidated financial statements on page F-10.
Note 1	Significant Accounting Policies
Revenue Recognition, page F-11
41.	We note from your disclosure on page 72 that you have several different types of contracts, including contracts that require a minimum amount of service over a specific term with penalties for not meeting this minimum, ranging to contracts for unlimited availability over a given term. Please expand your revenue recognition policy note to include a brief description of each type of contract you offer along with the revenue recognition policy for each contract type, as necessary.

RESPONSE: The Company has included disclosure clarifying that the method of revenue recognition described in the revenue recognition policy is used for all of its freight transportation contracts. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Revenue Recognition” on page 57 and “Revenue Recognition” in Note 1 to the consolidated financial statements on page F-12.
Note 13, Business Segments, page F-32
42.	We note from your description of operations included on pages 76-79 that you provide various port services to your customers and third party shippers outside the scope of your shipping contracts. Please explain to us whether you have considered these port services to be a separate operating segment and, if so, why you believe it can be aggregated into the transportation reporting segment. Refer to the guidance in paragraphs 10 and 17 of SFAS 131, respectively. We may have further comment on your response.

RESPONSE: The Company has informed us that it considers its port service operations primarily as a support to its barging operations. The port service business was developed to support the barging business and its third party revenues only exist due to excess capacity to serve customers beyond the Company’s barging business. In 2004, 73.5% of port services operations revenues of $92.1 million were from the barging operation and in the first six months of 2005, 80.4% of port services operations revenue of $39.8 million were from the barging operation. Accordingly, external port service revenues represent less than 4% of total consolidated revenues. In addition, charges for port services are billed to the barging operation at costs. In this regard, the Company does not believe that the port services business has meaningful discrete financial information that can be viewed separately.

Sidley Austin Brown & Wood LLP	Chicago

Securities and Exchange Commission August 29, 2005 Page 19
Although reports exist that provide break-outs of barging operations from port service operations, the Chief Operating Decision Maker (the “CODM”) and senior management team view its operations as part of barging when evaluating the operations and making capital allocation decisions. The operations are included within the same management reporting structure, which includes a senior vice president of transportation responsible for barging and port services and a senior vice president of manufacturing both of whom report to the Chief Executive Officer, the Company’s CODM.

Furthermore, if port services were to be viewed as a separate operating segment under SFAS 131, the Company believes aggregation with the barging operations is consistent with the objective and basic principles of SFAS 131. Port service margins on public business are consistent with that of barging and the port service business has similar economic characteristics to barging as noted below:
•	Movement of barges by tug boat is a major component of the Company’s port services and barging operations.

•	Boats are dispatched to move barges in port services as well as barging, and the nature of the dispatching process is very similar in both operations.

•	The Company’s barging operations provide towing for many of the same external customers as serviced by the Company’s port services operations.

•	Boats are supplied and crewed in similar fashion in both barging and port services operations.

•	The U.S. Coast Guard and the Corps of Engineers are involved in the regulation of both barging and port services.
Note 16, Stockholders’ Equity, page F-35
43.	We note from your disclosure on page 110 that your Board of Directors recently declared a stock dividend with respect to your common stock. Assuming this stock dividend occurs before your registration statement is declared effective, please ensure that the changes in your capital structure are given retroactive effect in your financial statements pursuant to SAB Topic 4C.

RESPONSE: As requested, the changes in the Company’s capital structure due to the stock dividend have been given retroactive effect in the Company’s consolidated financial statements.

44.	Please provide us with your calculation of total unearned compensation, before any reduction for expense recognized, and tell us how you determined the fair value of your stock as of the grant date. Also, please note that we may have further comment after you

Sidley Austin Brown & Wood LLP	Chicago

Securities and Exchange Commission August 29, 2005 Page 20
disclose the estimated price range of your initial public offering.

RESPONSE: The Company has informed us that the fair value of restricted stock was determined based on an estimated value at the grant date. This estimated value was the same value that was approved by the Company’s board of directors as the exercise price of options that were granted on the same dates. The restricted stock granted in the first quarter of 2005 was valued at $4.1625 per share (after adjusting for the stock dividend). This determination by the board of directors was based on the Company’s fresh start equity value of $100,098,000, which was derived from the determination of the U.S. Bankruptcy Court, Southern District of Indiana, New Albany Division (the “Bankruptcy Court”), that the Company’s reorganization value was equal to an enterprise value of $500 million. The Bankruptcy Court’s determination was based upon expert testimony presented to it, including testimony relating to the independent valuation of the enterprise by an investment bank that specializes in the maritime industry. 754,976 shares were awarded to management in the first quarter of 2005 at a value of $4.1625.

In May 2005, an additional 56,072 shares of restricted stock were issued. In that same month, the Company became aware of a transaction involving a substantial number of shares of its common stock. These shares were purchased in an arm’s-length transaction for a price of $4.50 (after adjusting for the stock dividend). This price established the fair market value as of the grant date for the restricted stock awarded in May 2005.

The Company has informed us that all stock options granted were valued using the Black-Scholes model as of each grant date using market values of the stock as noted above which were equivalent to the exercise prices at the dates of grant and other assumptions as follows: weighted average risk free interest rate of 4.08 % to 4.59%, dividend yield of 0%, volatility factor of 133.9% to 166.87%, and a weighted average expected life of ten years.

Total unearned compensation, before any reduction for expense recognized, is illustrated below:

Restricted stock — awarded 1st quarter, 2005	754,976 x $4.1625	$3,142,587.60
Restricted stock — awarded May, 2005	56,072 x $4.50	252,324.00
Stock options — awarded first six months 2005	1,105,192 shares	3,126,274.00

Total unearned compensation		$6,521,185.60
* * * *

Sidley Austin Brown & Wood LLP	Chicago

Securities and Exchange Commission August 29, 2005 Page 21
          If you have any questions regarding the foregoing or the amendment to the Registration Statement, please contact the undersigned at (312) 853-7094 or Christopher A. Black of the Company at (812) 288-0393.
Very truly yours,
Imad I. Qasim
cc: Christopher A. Black